U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              MCKESSON CORPORATION
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


[CTW INVESTMENT GROUP posted the following Tweet on July 30, 2013.]

#McKesson fights big investors over a clawback policy - Forbes ow.ly/ntKmv/ #corpgov #execpay

[The tweet linked to the following Forbes article.]

MCKESSON FIGHTS BIG INVESTORS OVER A CLAWBACK POLICY


Should one of the largest drug wholesalers have a clawback policy for executives? Two institutional investors believe the notion is overdue for McKesson MCK - 0.09%, since the wholesaler has paid more than $1 billion in recent years to resolve regulatory and other legal disputes without publicly disclosing any clawback steps.

Meanwhile, McKesson CEO John Hammergren received $131 million in compensation last year.

And so, the LongView Funds run by Amalgamated Bank and the UAW Retiree Medical Benefits Trust are pushing a proposal to be voted on at the McKesson annual shareholder meeting tomorrow. As they see it, the move will "increase transparency, encourage executive pay-for-performance and discourage senior executives from engaging in behavior that could cause significant financial harm to the company."

What do they want? The investors argue that the current McKesson policy is too weak because misconduct is defined as acts that are intentional, regardless of the degree of harm, and they maintain the existing policy sets too high a standard under which clawbacks may be applied. For instance, theft is not covered if the amount of money stolen by an exec does not materially harm the wholesaler.

"We encourage the (McKesson) board to strengthen its clawback and commit to transparency," says Scott Zdrazil, director of corporate governance at Amalgamated Bank, in a statement. "Doing so will signal to executives and shareholders alike that future costly settlements will have consequences and corporate assets will be recovered."

For its part, McKesson rejects the contention that its policy is ineffective or weak and also argues that it was incorrect to characterize a $350 million settlement for alleged overbilling was due to "some sort of intentional misconduct or inaccurate" reporting to the US Securities and Exchange Commission. The wholesaler maintains drug prices were not manipulated and laws were not broken (see page 80 of this filing).

The idea of applying clawback policies is certainly not new, but has gained traction among large investors who have grown increasingly leery of the pharmaceutical industry. Over the past several years, you may recall, many drugmakers have settled civil and criminal charges in the US for wayward behavior, such as marketing drugs for unapproved uses and defrauding Medicare and Medicaid.

Cognizant of the issue, a half dozen drugmakers recently struck a deal with 13 institutional investors, including the UAW Retiree Medical Benefits Trust, to revise their compensation policies in order to make it easier to recover payouts to executives. The drugmakers that signed on include Amgen AMGN -2.42%, Bristol-Myers Squibb BMY +0.44%, Eli Lilly, Johnson & Johnson JNJ +1.06%, Merck and Pfizer.

One example: the policy revisions will give board compensation committees "full discretion" to determine if a material violation of company policy related to the sale, manufacture or marketing of health care services, has caused significant financial harm to the company and should therefore trigger consideration of a possible recoupment of incentive compensation (back story).

At the time, though, the effort was criticized as 'window dressing' and a 'public relations ploy' by Erik Gordon, a professor at the Ross School of Business at the University of Michigan and a professor at the University of Michigan Law School. "The compensation committee always had the right to do prospective changes. That's what a compensation committee does," he said. "They've put new words out there that mean the same thing. So are you going to see any change to what happens because of this? No. The same people who have been on watch the last five years will be on watch the next five years."

And what does he think of the McKesson policy? "The McKesson policy would be a joke if it were funny," he tells us. "Theft isn't a problem unless it is big enough to materially harm McKesson? Does that apply to warehouse workers and secretaries, too?"

Perhaps the UAW Retiree Medical Benefits Trust took his comments to heart and recognizes that proposals, if approved formally by shareholders, have more force.

[CTW INVESTMENT GROUP posted the following tweet on July 30, 2013.]

WSJ: #McKesson directors face tough re-election battle following CtW Investment Group-led challenge http://ow.ly/ntI35 #corpgov #execpay


[The tweet linked to the following Wall Street Journal report.]

TWO MCKESSON DIRECTORS FACE RE-ELECTION CHALLENGE

By JOANN S. LUBLIN And MARK MAREMONT

Two key directors of McKesson Corp. MCK -0.52% face a tough re-election challenge Wednesday following complaints that the company has overpaid its chief executive and won't heed a call by shareholders to split his chairman and CEO roles.

Activist shareholders advised by CtW Investment Group, an arm of labor federation Change to Win, are taking aim at compensation committee chairman Alton F. Irby III and governance committee chairman Jane E. Shaw at the pharmaceuticals distributor's annual meeting this week in San Francisco.

The board is taking the challenge seriously, responding by sending some outside directors to meet with investors and by highlighting the company's strong shareholder returns.

A McKesson spokesman said the company in 2012 and 2013 actively solicited feedback from shareholders and proxy advisory services.

"We heard their message clearly," he said. "We implemented significant changes to our compensation and corporate governance." He declined to provide an early tally of votes or say whether the company was confident Mr. Irby and Ms. Shaw would be re-elected. Mr. Irby didn't return a message left at his office. Ms. Shaw, who reaches the board's mandatory retirement age of 75 next year, declined to comment.

CtW advises union pension funds owning 1.4 million McKesson shares out of 228.5 million shares outstanding.
Institutional Shareholder Services, a prominent proxy adviser, has recommended that McKesson's shareholders oppose Mr. Irby's re-election. Another major proxy adviser, Glass, Lewis & Co., recommended shareholders vote against Mr. Irby and Ms. Shaw.

Proxy advisers can be influential, but mutual funds are increasingly doing their own research and keeping their own counsel on matters up for a vote. In 2010, Mr. Irby and several fellow pay panel members almost lost their seats after ISS favored their defeat. Mr. Irby won just 53% of the vote, and the others received a few percentage points more. The entire board got re-elected by wide margins last year; all had been endorsed by ISS and Glass Lewis.

The California Public Employees' Retirement System, which owns 813,345 McKesson shares, will oppose the re-election of the two committee heads. "Those directors aren't fulfilling their first responsibilities - which is to represent the owners," said Anne Simpson, Calpers's senior portfolio manager for corporate governance.

'The California State Teachers' Retirement System, an owner of 759,301 McKesson shares, voted against six directors, including Mr. Irby and Ms. Shaw, according to a spokesman for the big public pension fund. T. Rowe Price, the company's biggest shareholder, declined to comment.

CtW also is urging that investors unseat Chief Executive John H. Hammergren from his post as chairman. McKesson's stock price has quadrupled during Mr. Hammergren's 14-year command, significantly outperforming the overall market. The S&P 500 index is up just over a quarter over the same period.

Still, Mr. Hammergren has drawn fire from activist shareholders over his outsize pay package, which some say has consistently outpaced the compensation granted to executives at McKesson's peers. Compensation consultant Equilar Inc. said Mr. Hammergren received more than $355 million in cash and realized stock compensation over the seven years ended in March.

The latest controversy erupted after The Wall Street Journal reported in June that Mr. Hammergren had amassed an executive pension benefit worth $159 million, which pay consultants said is almost certainly the largest in history. The pension had grown quickly due to special concessions made by the company's board, including crediting the CEO with extra years of service and for pay he never received.

McKesson has said that the pension benefit reflects terms negotiated years ago with Mr. Hammergren and was swelled by the company's strong financial performance.

Some activist stockholders expect Mr. Irby will bear the brunt of their anger over Mr. Hammergren's pay.

McKesson shareholders voted last year to split the roles of chairman and CEO. The board didn't go along with the nonbinding vote, deciding instead to name a lead independent director. Investors opposing Ms. Shaw say the board still needs a separate chairman and criticize McKesson for omitting a similar resolution from this year's ballot.

Write to Joann S. Lublin at joann.lublin@wsj.com and Mark Maremont at mark.maremont@wsj.com